UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number 001-37626

Mesoblast Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

Silviu Itescu

Chief Executive Officer and Executive Director

Level 38

55 Collins Street

Melbourne 3000

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

INFORMATION CONTAINED ON THIS REPORT ON FORM 6-K

On October 24, 2022, Mesoblast Limited filed with the Australian Securities Exchange its Appendix 4G and Corporate Governance Statement, which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

On October 24, 2022, Mesoblast Limited filed with the Australian Securities Exchange a Notice of Annual General Meeting, which is attached hereto as Exhibit 99.2, and is incorporated herein by reference.

On October 31, 2022, Mesoblast Limited filed with the Australian Securities Exchange a quarterly report for entities admitted on the basis of commitments (Appendix 4C) for the quarter ended September 30, 2022, which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Mesoblast Limited
/s/ Niva Sivakumar

Niva Sivakumar
Company Secretary

Dated: November 7, 2022

INDEX TO EXHIBITS

Item

99.1	Corporate Governance Statement and Appendix 4G of Mesoblast Ltd, dated October 24, 2022.
99.2	Notice of Annual General Meeting of Mesoblast Ltd, dated October 24, 2022.
99.3	Appendix 4C of Mesoblast Ltd, dated October 31, 2022.